UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
101 GORDON DRIVE
LIONVILLE, PA  19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Pharmaceutical Services, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
For the Years Ended December 31, 2010 and 2009

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
West Pharmaceutical Services, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 27, 2011

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
Investments, at fair value (Note D):
West Pharmaceutical Services, Inc. common stock	$26,159,931	$27,314,051
Mutual funds	81,882,405	67,914,081
Collective trust fund	18,329,555	17,741,647
Total investments	126,371,891	112,969,779

Cash in money market fund	92,716	167,451

Receivables:
Employer contributions	49,941	110,924
Participant notes	2,608,785	2,185,828
Total receivables	2,658,726	2,296,752

Net assets reflecting investments at fair value	129,123,333	115,433,982
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(721,783)	(383,542)
Net assets available for benefits	$128,401,550	$115,050,440

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Additions:
Interest and dividend income, investments	$2,375,498	$1,778,961
Interest income on notes receivable from participants	125,220	107,513
Contributions:
Employer	3,331,355	2,576,598
Participant	7,058,409	5,581,713
Net appreciation in fair value of investments (Note C)	9,154,910	11,110,827
Total additions	22,045,392	21,155,612

Deductions:
Benefits paid	(8,680,573)	(6,432,578)
Plan expenses	(13,709)	(11,357)
Total deductions	(8,694,282)	(6,443,935)

Transfer from The Tech Group 401(k) Plan	-	20,156,187

Net increase	13,351,110	34,867,864

Net assets available for plan benefits:
Beginning of the year	115,050,440	80,182,576
End of the year	$128,401,550	$115,050,440

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE A - Description of Plan

The following description of the West Pharmaceutical Services, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan available to eligible full-time employees of the Company who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Merger
On December 31, 2009 (the “Merger Date”), The Tech Group 401(k) Plan (the “Tech 401(k) Plan”) was merged into the Plan. As a result, Tech 401(k) Plan net assets of $20,156,187, which included $479,974 in outstanding participant loans, were transferred to the Plan at that time. Participant accounts remained invested according to their investment instructions on record with the Tech 401(k) Plan as of the Merger Date.

Contributions
Participants may contribute up to 50% of pre-tax annual compensation and 12% of after-tax annual compensation with no combined limit, subject to Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers twenty-four mutual funds, a collective trust fund and West Pharmaceutical Services, Inc. common stock (the “West Stock Fund”) as investment options for participants. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. Effective January 1, 2010, the portion of the Plan which is invested in the West Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Participants have the option to elect to receive dividends paid on shares of stock held in the ESOP in cash or have them reinvested in the West Stock Fund. If no election is made, the dividends are reinvested.

Participants may change or transfer their investment options at any time. Company matching contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company’s contribution and an allocation of Plan earnings, and charged with certain administrative expenses and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. The Plan also allows for the immediate 100% vesting of employer contributions made on or after January 1, 2007 and earnings attributable to such contributions. Employer contributions made prior to January 1, 2007 will vest at a rate of 20% per year of service.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE A - Description of Plan - continued

Forfeited Accounts
At December 31, 2010 and 2009, forfeited nonvested accounts totaled $42,489 and $42,940, respectively. During 2010 and 2009, forfeitures of $2,918 and $3,634, respectively, were used to reduce employer matching contributions and none were used to pay administrative expenses. In March 2011, forfeitures of $41,401 were used to reduce additional employer matching contributions relating to 2010.

Participant Notes Receivable
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the Prime rate plus 1% as published on the first business day of each month following a change in the rate, as determined on the date the loan is made. At December 31, 2010 and 2009, interest rates on outstanding loans ranged from 4.25% to 10.00%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals of after-tax and rollover contributions, and matching contributions that have been in the Plan for at least two years. Participants may also make in-service withdrawals after attaining age 59 ½ or upon a hardship. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value (see Note D), with the exception of the collective trust fund, which is discussed separately below. Purchases and sales of investments are reflected on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.  Interest income is accrued when earned.

Collective Trust Fund
The Plan holds an investment in the Vanguard Retirement Savings Trust, a collective trust fund. This trust fund invests in investment contracts issued by insurance companies and commercial banks and in investment contracts backed by high-quality fixed income securities. The fund seeks to minimize exposure to credit risk by diversifying among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE B - Summary of Significant Accounting Policies - continued

The Plan’s investment in the collective trust fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit-responsive contracts at contract value. Contract value represents contributions made to the collective trust fund, plus earnings, less participant withdrawals and administrative expenses. Contract value is reported to the Plan by the Vanguard Fiduciary Trust Company. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield of the Vanguard Retirement Savings Trust was 2.70% and 2.84% for the years ended December 31, 2010 and 2009, respectively.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Certain expenses of the Plan are paid by the Company.

Recently Adopted Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments, and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, loans were classified as investments and measured at fair value. This guidance was adopted for the year ended December 31, 2010. Prior year amounts and disclosures have been revised to reflect the retrospective application of this new guidance. The adoption resulted in a reclassification of participant loans totaling $2,185,828 from investments to notes receivable from participants as of December 31, 2009. Interest income related to these notes has also been reclassified.

In January 2010, the FASB issued guidance requiring new disclosures about significant transfers into and out of Level 1 and Level 2 fair value measurements and clarifies existing disclosures regarding the level of disaggregation, as well as inputs and valuation techniques used to measure fair value. In addition, the guidance requires information on a gross basis relating to purchases, sales, issuances and settlements in the Level 3 reconciliation. This guidance was adopted as of January 1, 2010. The adoption did not have a material impact on the Plan’s financial statements, as there have been no transfers between Level 1 and Level 2 measurements during 2010, nor are there any Level 3 investments to be reconciled.

NOTE C - Investments

Investments that represent 5% or more of the Plan's net assets as of December 31 are as follows:

	2010	2009
Vanguard 500 Index Fund Investor Shares	$6,532,934	$-
Vanguard Capital Opportunity Fund Investor Shares	7,510,427	6,846,310
Vanguard Morgan Growth Fund Investor Shares	10,911,886	8,908,780
Vanguard Total Bond Market Index Fund Investor Shares	7,326,854	6,019,687
Vanguard Windsor II Fund Investor Shares	12,663,395	11,646,071
West Pharmaceutical Services, Inc. Common Stock	26,159,931	27,314,051
Vanguard Retirement Savings Trust, at contract value	17,607,772	17,358,105

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE C – Investments - continued

During 2010 and 2009, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2010	2009
West Stock Fund	$1,220,378	$854,749
Mutual funds	7,934,532	10,256,078
	$9,154,910	$11,110,827

NOTE D - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in inactive markets.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize the Plan’s investments that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2010
Money market funds	$92,716	$-	$-	$92,716
Mutual funds:
Small cap	2,034,313	-	-	2,034,313
Mid cap	15,335,871	-	-	15,335,871
Large cap	34,454,741	-	-	34,454,741
International	5,651,666	-	-	5,651,666
Balanced	17,078,960	-	-	17,078,960
Bond	7,326,854	-	-	7,326,854
Total mutual funds	81,882,405	-	-	81,882,405
Common stock	26,159,931	-	-	26,159,931
Collective trust fund	-	18,329,555	-	18,329,555
Total assets at fair value	$108,135,052	$18,329,555	$-	$126,464,607

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE D - Fair Value Measurements - continued

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2009
Money market funds	$167,451	$-	$-	$167,451
Mutual funds
Small cap	1,294,779	-	-	1,294,779
Mid cap	12,646,090	-	-	12,646,090
Large cap	29,593,271	-	-	29,593,271
International	5,371,587	-	-	5,371,587
Balanced	12,988,667	-	-	12,988,667
Bond	6,019,687	-	-	6,019,687
Total mutual funds	67,914,081	-	-	67,914,081
Common stock	27,314,051	-	-	27,314,051
Collective trust fund	-	17,741,647	-	17,741,647
Total assets at fair value	$95,395,583	$17,741,647	$-	$113,137,230

Following is a description of the valuation methodologies used for assets measured at fair value.

West Pharmaceutical Services, Inc. common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the year.

Money market funds and mutual funds: Valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at year-end.

Collective trust fund: Valued at NAV at year-end, based on information provided by the trustee and using the audited financial statements of the trust at year-end.

NOTE E - Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE F – Related Party Transactions

The Plan invests in shares of mutual funds and a common trust fund managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as Trustee for only those investments as defined by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. West Pharmaceutical Services, Inc. common stock transactions also qualify as party-in-interest transactions.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE G - Plan Termination

While the Company has not expressed any intent to discontinue its contributions, it is free to do so at any time, subject to penalties set forth in ERISA. In the event such discontinuance results in the termination of the Plan, all participants will become 100% vested.

NOTE H - Tax Status

The Plan obtained its latest determination letter on August 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state or local authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2006.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

	Identity of Issue	Description	Current Value
	American Funds EuroPacific Growth Fund	Mutual Fund	$4,214,845
	Franklin Balance Sheet Investment Fund	Mutual Fund	1,162,730
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	3,752,857
	Templeton Foreign Fund	Mutual Fund	1,436,821
*	Vanguard 500 Index Investor Shares	Mutual Fund	6,532,934
*	Vanguard Capital Opportunity Fund Investor Shares	Mutual Fund	7,510,427
*	Vanguard Explorer Fund Investor Shares	Mutual Fund	2,034,313
*	Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	2,909,857
*	Vanguard Growth and Income Fund Investor Shares	Mutual Fund	4,346,526
*	Vanguard Morgan Growth Fund Investor Shares	Mutual Fund	10,911,886
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	26,149
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	1,039,870
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	1,567,506
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	2,955,588
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	2,171,456
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	1,405,239
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	423,977
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	424,856
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	393,965
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	110,712
*	Vanguard Target Retirement Income	Mutual Fund	643,284
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund	7,326,854
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	5,916,358
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund	12,663,395
*	Vanguard Retirement Savings Trust	Collective Trust Fund	17,607,772
*	West Pharmaceutical Services, Inc. Common Stock	Company Stock	26,159,931
*	Vanguard Prime Money Market Fund	Money Market Fund	92,716
	Participant Loans	4.25% - 10.00%	2,608,785
			$128,351,609

*	Party-in-interest

	Cost has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

By: /s/ William J. Federici
William J. Federici
Vice President and Chief Financial Officer
Plan Administrator

Date:  June 27, 2011

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm